UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and appointment of Independent Director

Mr. Adam (Xin) He, an independent director of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of both the compensation committee and nominating and corporate governance committee of the board of directors (the “Board”) of the Company, and the chairperson of the audit committee of the Board, notified the Company of his resignation as a director for personal reasons, effective February 10, 2022 (the “Resignation”). Mr. Adam (Xin) He’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On February 22, 2022, the Board appointed Mr. Changhong Jiang as (i) a director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairperson of the audit committee of the Board. The appointment intends to fill the vacancy created by Mr. Adam (Xin) He’s departure. The biographical information of Mr. Changhong Jiang is set forth below.

Mr. Changhong Jiang has served as the Company’s independent director since February 2022. Mr. Changhong Jiang has over 15 years of experience in corporate finance and auditing and is familiar with the reporting requirements of U.S. Generally Accepted Accounting Principles. Since June 2019, Mr. Changhong Jiang has served as the deputy general manager, board secretary and partner of Beijing Nano Top Co., Ltd., where he mainly oversees the main functions of the company, including finance, human resources, sales and marketing, and administration. From December 2015 to May 2019, Mr. Jiang served as the deputy general manager of Tianjin Taida Energy Group Co., Ltd. Prior to that, Mr. Changhong Jiang served as the chief financial officer of Peace Map Co., Ltd. (HKEX: 00402) from November 2011 to April 2015. From September 2004 to October 2011, Mr. Jiang served as the audit manager at Renanda Certified Public Accountants LLP, where he successfully assisted several companies in auditing their financials in the initial public offering processes. Mr. Changhong Jiang obtained his bachelor’s degree in accounting from Beijing Forestry University in 2004 and his master of business administration degree from Jilin University in 2015.

Mr. Changhong Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: February 23, 2022	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer